SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (AMENDMENT NO. 3)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                        Central Parking Corporation
                       -----------------------------
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)

                                154785 10 9
                               -------------
                               (CUSIP Number)

                               Stuart Koenig
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 515-3200
                              ----------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 26, 2002
                              ----------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SCHEDULE 13D

     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Investment Fund II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     1,707,827
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       1,707,827
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,707,827
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.75%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------




                                SCHEDULE 13D


     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Advisors II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      1,707,827
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       1,707,827
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,707,827
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.75%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------




                  This Amendment No. 3 amends the Schedule 13D filed on March 26, 1999 and amended by Amendment No. 1 to Schedule 13D filed on May 1, 2002 and Amendment No. 2 to Schedule 13D filed on May 30, 2002 (as so amended, the "Initial Schedule 13D"), filed jointly by Apollo Real Estate Investment Fund II, L.P., a limited partnership organized under the laws of the State of Delaware ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a limited partnership organized under the laws of the State of Delaware ("AREA II"), relating to the common stock, par value $0.01 per share (the "Central Common Stock"), of Central Parking Corporation, a Tennessee corporation ("Central"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Initial Schedule 13D.


Item 4.           Purpose of Transaction.

                  As previously disclosed in the Initial Schedule 13D, the Central Common Stock received by AREIF II pursuant to the Merger was entitled to certain demand and piggyback registration rights under the Registration Rights Agreement. In connection with Central's obligations under the Registration Rights Agreement, a shelf registration statement was filed with the Securities and Exchange Commission and was declared effective on or about February 13, 2001 (the "Shelf Registration Statement").

                  Under the Shelf Registration Statement, AREIF II may sell any or all of its shares of the Central Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.


Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby further amended as follows:

                  From the period from May 31, 2002 through June 28, 2002, AREIF II sold under the Shelf Registration Statement in transactions on the New York Stock Exchange an aggregate of 284,000 shares of the Central Common Stock for aggregate gross sales proceeds of $6,403,037. The following table lists such transactions:


     Trade Date                Number of Shares               Price                  Sales Proceeds
     ----------                ----------------               -----                  --------------
      05/31/02                      15,400                    $24.77                     $381,381
      06/04/02                      68,600                    $23.26                   $1,595,636
      06/24/02                      15,600                    $22.44                     $350,058
      06/25/02                      47,500                    $22.40                   $1,064,138
      06/26/02                     100,000                    $22.00                   $2,200,000
      06/27/02                      18,800                    $22.00                     $413,624
      06/28/02                      18,100                    $22.00                     $398,200


                  AREIF II may determine to sell additional shares of the Central Common Stock under the Shelf Registration Statement or otherwise. As of July 10, 2002, AREIF II held 1,707,827 shares of the Central Common Stock, representing 4.75% of the outstanding shares of the Central Common Stock disclosed by Central to be outstanding in its Form 10-Q filed on May 15, 2002.

                  (e) As of June 26, 2002, AREIF II ceased to be the beneficial owner of more than five percent of the Central Common Stock. Accordingly, pursuant to Rule 13d-2 promulgated under the Act, AREIF II will not make additional amendments to the Initial Schedule 13D or other filings to reflect any additional sales or other changes in its beneficial ownership of the Central Common Stock unless it later becomes the beneficial owner of more than five percent of the Central Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Act.




                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 2002


                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                    By:   Apollo Real Estate Advisors II, L.P.,
                             Managing Partner

                    By:   Apollo Real Estate Capital Advisors II,
                          Inc., General Partner

                     By:    /s/ Michael D. Weiner
                          -------------------------------------------
                          Name: Michael D. Weiner
                          Title: Vice President


                    APOLLO REAL ESTATE ADVISORS II, L.P.

                    By:  Apollo Real Estate Capital Advisors II,
                         Inc., General Partner


                     By:    /s/ Michael D. Weiner
                         -------------------------------------------
                         Name: Michael D. Weiner
                         Title: Vice President